

Seth Siobhan O'Donovan

Skills & Creative Pursuits

- Master Court of Sommelier – Level I
- Wilderness First Responder
- Avalanche Rescue I
- Permaculture
- Beekeeping
- Ranch skills
- Vineyard skills
- Farm skills
- Weaving
- Textile work
- Draft-horse driving
- Paramedic
- Backcountry trail running
- Road cycling
- Animal husbandry
- Yoga
- Somatic movement
- Herbalism
- Wild food foraging
- Snowcat driving
- Snow machine driving
- Pianist
- Cellist

Education

Master of Social Work:
pending thesis completion
Colorado State University

Bachelor of Social Work:
Cairn University

Bachelor of Science:
Theology
Cairn University

Associate of Science:
Emergency Medicine
Pueblo Community College

Work Experience

Field.Store.House – CEO
French River, MN
June 2025-present

- Oversee and execute all farm and events operations
- Capital development for project build

Mayo Clinic Ambulance Service - Paramedic
Duluth/Superior
June 2024 - Present

- Paramedic for Duluth/Superior site covering Douglas and St Louis Counties
- Run medical response on the ambulance and coordinate with Fire and Law Enforcement for scene management and patient care

Aquila Cellars - Opening Operations Consultant
Jan 2024 – May 2024

- Acting General Manager through start-up phase
- Supported start-up phase of a restaurant, café, tasting room, and hotel rooms for Aquila Cellars Winery with support for total concept cohesion, staff training, beverage program formation, human resources development, and guest services

Dunton Destinations - Director of Operations
Colorado
Oct 2018 – Nov 2023

- Operations management of three Colorado properties with a staff of 60 people with on-site staff housing & staff commuter program
- Workplan development, team supervision of Front of House, Back of House, Maintenance, Housekeeping, and Guest Services
- Wine team & cellar management
- Community relationship & collaboration developer
- Contractor & renovations project management
- Leadership development and management team skill teaching

The Guest House - Founder & Developer
Jan 2017 – Dec 2019

- Hospitality Developer for a prototyping closed-loop hospitality model that includes agriculture, dining, and lodging in Carbondale, Colorado

IG

- Sethsiobhan

Vocational Training

Raw Cow Dairy
Henderson, CO
Jan 2017-June 2017

MAD Academy
Copenhagen, Denmark
September 2022

- Curated private and small public dinners & wine, developed menus, and connected guests to land-sourcing of their dining experience
- Developed & executed off-grid pop-up on Hesketh Island, Alaska for 7-week guest experience site
- Role includes management, staff development, and concept development

Frasca Food & Wine - Captain & Expeditor
Jan 2017 – October 2017

- Front of House service including Captain, Back Server, Salumi Bar server, and Expeditor
- Filled all front of house positions in a fine dining restaurant focused on Friuli, Italy

Root Down - Assistant General Manager
2016

- Oversight & leadership over service standards, employee management, guest experience, scheduling, and BOH/FOH coordination
- Directed the Culinary Leadership Development Program for the Edible Beats company & all purveyor education for Root Down staff

Western Daughters Butcher Shoppe – Butcher
2015

- Dry goods & produce inventory, whole animal butcher, customer & counter service, supports systems organization for staff and customer service

The French Laundry - Back Server & Expeditor
2013-2015

- Expedited service with the Chef de Cuisine, supervised food running team, maintained china & silver inventory, maintained table service in dining room, offsite & buyout events organization

Hendry Winery - Assistant to the Wine Maker
2013-2015

- Daily barrel and fermentation management, harvest assistant

The Populist - Assistant General Manager & Lead Server
2012-2013

Moondance Botanicals – Soapmaker & Shop Assistant
2011-2012

- Soap-making for shop product and soap-making instructor
- Production of herbal body-care and house-cleaning products for in-store line
- Shop retail support & herbal education

Flobots.org - National Membership Coordinator
2009 - 2012

- Coordinated the national membership for the music band The Flobots who were developing social change strategies through the activation of their fans
- Designed & implemented trainings, conducted national membership events, designed & executed national conferences, coordinated music industry, non-profit, and membership goals

Prax(us) - Founder & Executive Director
2006 - 2011

- Developed mission & direct services for an organization dedicated to impacting social change in order to reduce incidence of domestic human trafficking
- Developed & supervised direct services and community training staff
- Managed organizational budget
- Developed and coordinated volunteer staff and community collaborations
- Conducted national trainings on direct services for youth impacted by human trafficking and victim identification
- Developed and executed organizational workplan

Urban Peak Youth Homeless Shelter - Housing Case Manager
01/2004 - 12/2006

- Case management, vocational & educational mentorship, independent living skills development, and therapeutic support for addiction and trauma for youth transitioning out of homelessness between the ages of 16-24

Volunteer Experience

- West Fork Volunteer Fire Department, 01/01/18, 12/31/23
- Dolores County Search and Rescue, 01/01/18, 12/31/23
- Elephant Circle, 01/01/10, 12/31/14
- Denver Underground Syringe Exchange, 01/01/08, 12/31/12
- Colorado Anti-Violence Program, 01/01/06, 12/31/14
- LUZ Reproductive Justice Coalition, 01/01/06, 12/31/10
- Coloradans for Immigrant Rights, 01/01/05, 12/31/10